KONECRANES

FILE 82-4297

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

17 June, 2005

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc


05009620

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Announcements published by the Company on 17 June, 2005.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations



Franciska Janzon
Investor Relations Manager



PEKKA LUNDMARK NEW CEO OF KCI KONECRANES

As was previously indicated, KCI Konecranes' Board of Directors has in its meeting today appointed Mr. Pekka Lundmark as President and CEO of KCI Konecranes as of today. Mr. Stig Gustavson has been appointed Chairman of the Board of Directors and Mr. Björn Savén, KCI Konecranes' Chairman since 1994, has been appointed vice Chairman of the Board.

"KCI Konecranes' strategic direction will not change," Lundmark says. "All our strategic cornerstones - Growth, Technology Leadership and Operational Efficiency -are as important as ever and I see no reason to change anything in our strategic foundation."

" We are truly living exciting times in KCI Konecranes at the moment. We are growing about 20% this year, which is clearly faster than the market. We still have a lot of room to grow further, entering new markets and using our unique presence in service. Now it is time to focus even more on our operational efficiency while adding value for our customers through developing superior equipment and world-class services," Lundmark says.

Lundmark was born in 1963 and has a Master of Engineering degree from Helsinki University of Technology. Having held various management positions within Nokia he was CEO of Hackman Group between 2002-2004. Mr. Lundmark joined KCI Konecranes in August 2004 as Group Executive Vice President.

As Chairman of the Board, Stig Gustavson will continue to play an important part in KCI Konecranes. He also remains a substantial long-term shareholder.

"I have led Konecranes operations since 1988. The company really has a special place in my heart. We have a strategic stability and sustainability. Still, we see the need for constant review and challenge in our strategic thinking. As Chairman, I will have the opportunity to support the executive management and to contribute to the strategy process, for many years to come," says Stig Gustavson, Chairman of the Board at KCI Konecranes.

KCI Konecranes. A world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. KCI Konecranes is the world's leading supplier of heavy-duty cranes for process industries. KCI Konecranes is a global supplier of special harbour cranes for bulk materials and containers and a leading provider of shipyard cranes. In 2004, Group sales totalled EUR 728 million. The Group has 4,850 employees in 35 countries all over the world.

KCI KONECRANES PLC



Franciska Janzon
IR Manager

FURTHER INFORMATION
Pekka Lundmark, President and CEO, Phone +358-40 821 0638
Stig Gustavson, Chairman of the Board, Phone +358-400 411 119

DISTRIBUTION
Helsinki Stock Exchange
Media

KCI KONECRANES PLC STOCK EXCHANGE ANNOUNCEMENT 17 June, 2005 3.40 p.m. 1

SUBSCRIPTION OF KCI KONECRANES SHARES UNDER THE 1999B AND 2003A STOCK OPTION PLANS

KCI Konecranes stock options under the 1999B and 2003A series have been exercised to subscribe for a total of 31,500 new KCI Konecranes shares.

Stock options under the 1999B series have been exercised to subscribe for 1500 new shares with a subscription price of EUR 33.00 per share.

Stock options under the 2003 series A have been exercised to subscribe for 30,000 new shares with a subscription price of EUR 19.56 per share.

Following these subscriptions KCI Konecranes' share capital will increase by EUR 63,000, totalling EUR 28,696,260. The total number of shares will increase by 31,500 shares from 14,316,630 to 14,348,130.

The new shares will be recorded in the Trade Register on or about 23 June, 2005. The new shares will carry shareholders' rights from the date of registration. KCI Konecranes will apply for their listing on the Helsinki Stock Exchange with the company's existing shares. Trading in these shares will start on or about 27 June, 2005.

The subscription period for all 1999B series options ends on 31 March 2008 and for all 2003A series options on 31 March 2007. The terms and conditions of all KCI Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com/investor.

KCI Konecranes. A world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. KCI Konecranes is the world's leading supplier of heavy-duty cranes for process industries. KCI Konecranes is a global supplier of special harbour cranes for bulk materials and containers and a leading provider of shipyard cranes. In 2004, Group sales totalled EUR 728 million. The Group has 4,850 employees in 35 countries all over the world.

KCI KONECRANES PCL



Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer
Phone +358 20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
Media